SUPPORT AGREEMENT

SUPPORT AGREEMENT, dated as of November 12, 2016 (this "Support Agreement"), among MENTOR GRAPHICS CORPORATION, an Oregon corporation (the "Company"), SIEMENS INDUSTRY, INC., a Delaware corporation ("Parent"), and the shareholders of the Company listed on the signature pages hereto (each, a "Shareholder" and, collectively, the "Shareholders").

W I T N E S S E T H :

WHEREAS, Parent, Meadowlark Subsidiary Corporation, an Oregon corporation and a wholly-owned subsidiary of Parent ("Merger Subsidiary"), and the Company propose to enter into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Merger Subsidiary with and into the Company; and

WHEREAS, the Shareholders own the number of shares of Company Stock and Company Derivatives (as defined below) set forth on Schedule A hereto (such shares of Company Stock together with any other shares of capital stock of the Company acquired by the Shareholder after the date hereof and during the term of this Support Agreement, being collectively referred to herein as the "Subject Shares").

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants (severally and not jointly) to Parent and the Company as follows:

(a) Authority; Enforceability. Each Shareholder has all requisite power and authority to execute this Support Agreement and to consummate the transactions contemplated hereby. The execution and delivery by each Shareholder of this Support Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder.

(b) Execution; Delivery. Each Shareholder has duly executed and delivered this Support Agreement, and this Support Agreement constitutes the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity. No consent of, or registration or filing with, any Governmental Authority is required to be obtained or made by or with respect to such Shareholder in connection with the execution, delivery and performance of this Support Agreement or the consummation of the transactions contemplated hereby, other than (i) such reports, schedules or statements under Sections 13(d) and 16 of the 1934 Act as may be required in connection with this Support Agreement and the transactions contemplated hereby and

(ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on such Shareholder's ability to perform its obligations hereunder.

(c) The Subject Shares. Each Shareholder is as of the date hereof the beneficial owner of the Subject Shares and Company Derivatives listed on Schedule A across from its name, free and clear of any material Lien (other than the Merger Agreement and Liens that are not reasonably expected to adversely affect its ability to perform its obligations under this Support Agreement). None of the Subject Shares owned by it are subject to any voting trust or other voting agreement with respect to the Subject Shares, except as contemplated by this Support Agreement.

Section 2. Representations and Warranties of Parent and the Company. Each of Parent and the Company, severally and not jointly, hereby represents and warrants to each Shareholder as follows:

(a) Authority; Enforceability. It has all requisite corporate power and authority to execute this Support Agreement and to consummate the transactions contemplated hereby. The execution and delivery by it of this Support Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on its part.

(b) Execution; Delivery. It has duly executed and delivered this Support Agreement, and this Support Agreement constitutes the valid and binding obligation of it, enforceable against it in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity. No consent of, or registration or filing with, any Governmental Authority is required to be obtained or made by or with respect to it in connection with the execution, delivery and performance of this Support Agreement or the consummation of the transactions contemplated hereby, other than (i) reports, schedules or statements by it under Sections 13(d) and 16 of the 1934 Act as may be required in connection with this Support Agreement and the transactions contemplated hereby and (ii) such consents, registrations or filings the failure of which to be obtained or made would not have a material adverse effect on its ability to perform its obligations hereunder.

Section 3. Covenants of the Shareholders. (a) Support. During the Support Period (as defined below), each Shareholder covenants and agrees as follows:

(i) Agreement to Vote. (1) In Favor of Merger. At any meeting of the shareholders of the Company called to seek the Company Shareholder Approval or in any other circumstances upon which a vote, consent or other approval with respect to the Merger Agreement, any other Transaction Document, the Merger, or any other transaction pursuant to or contemplated by the Merger Agreement or any other Transaction Document is sought, the Shareholder (a) shall, if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum and (b) shall vote (or cause to be voted) the Subject Shares in favor of granting the Company Shareholder Approval. For the avoidance of doubt, shares of capital stock underlying Company Derivatives do not constitute Subject Shares. "Company Derivatives" means any Contract between two parties (the "receiving party" and the "counterparty") that is designed to produce economic benefits and risks to the receiving party that correspond substantially to the ownership by the receiving party of a number of shares of Company Stock specified or referenced in such Contract, including put and call options. Notwithstanding the foregoing, nothing in this Support Agreement shall require any Shareholder to vote or otherwise consent to any amendment to the Merger Agreement or the taking of any action that could result in the amendment, modification or a waiver of a provision therein, in any such case, in a manner that (i) imposes any material restrictions or additional material conditions on the consummation of the Merger or the payment of the Merger Consideration to shareholders of the Company, (ii) extends the End Date, or (iii) decreases the amount or changes the form of the Merger Consideration (collectively, an "Adverse Amendment").

(2) Against Other Transactions. At any meeting of shareholders of the Company or at any postponement or adjournment thereof or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (ii) any Acquisition Proposal and (iii) any amendment of the Articles of Incorporation of the Company or the Bylaws of the Company or other proposal or transaction involving the Company or any Company Subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement, any other Transaction Document, the Merger or any other transaction pursuant to or contemplated by the Merger Agreement or any other Transaction Document, or change in any manner the voting rights of any class of Company Stock. The Shareholder shall not take or commit or agree to take any action inconsistent with the foregoing.

(3) Revoke Other Proxies. The Shareholder represents that any proxies heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies are hereby revoked.

(4) IRREVOCABLE PROXY. Solely in the event of a failure by a Shareholder to vote the Subject Shares in accordance with Section 3(a)(i)(1) or (2), the Shareholder hereby irrevocably grants to, and appoints, Parent and the Company, and any individual designated in writing by Parent and the Company, and each of them individually, as the Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Subject Shares, or grant a consent or approval in respect of the Subject Shares in a manner consistent with this Section 3(a). The Shareholder understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Support Agreement.

The Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3(a) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of the Shareholder under this Support Agreement. The Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. The Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 60.231 of Oregon Law.

The irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Support Agreement. Upon delivery of written request to do so by Parent or the Company, each such Shareholder shall as promptly as practicable execute and deliver to Parent or the Company a separate written instrument or proxy that embodies the terms of the irrevocable proxy set forth in this Section 3(a).

The "Support Period" shall commence on the date hereof and continue until the first to occur of (1) the receipt of Company Shareholder Approval, (2) termination of the Merger Agreement in accordance with its terms or (3) the time (if any) at which the Board of Directors of the Company shall have made an Adverse Recommendation Change.

(b) Capacity. Notwithstanding anything to the contrary in this Support Agreement, each Shareholder is entering into this Support Agreement, and agreeing to become bound hereby, solely in its capacity as a shareholder of the Company and not in any other capacity.

(c) Dissenters' Rights. Each Shareholder hereby waives, and agrees not to exercise or assert, any dissenters' rights under Sections 60.551 to 60.594 of Oregon Law in connection with the Merger.

(d) No Solicitation. Each Shareholder agrees that it will not, directly or indirectly, take any action that the Company is prohibited from taking pursuant to Section 6.03 of the Merger Agreement, except with respect to any person whom the Board of Directors of the Company has determined has submitted an Acquisition Proposal that would reasonably be expected to result in a Superior Proposal.

(e) No Transfer. Other than pursuant to this Support Agreement, during the Support Period, the Shareholder shall not (i) sell, transfer, pledge, assign or otherwise dispose of (including by gift, merger or operation of law) or encumber (collectively, "Transfer"), any Subject Shares to any person other than (x) a Transfer, such as a hedging transaction, with respect to which the Shareholder retains the Subject Shares and the right to vote the Subject Shares throughout the Support Period, or (y) pursuant to the Merger, (ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise (including pursuant to any loan of Subject Shares), with respect to any Subject Shares, (iii) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions.

(f) No Acquisition Proposals. Each Shareholder shall not, and shall cause its Affiliates not to, make any Acquisition Proposal.

(g) No Inconsistent Actions or Statements. Each Shareholder shall not, and shall cause its Affiliates not to, (i) take any action that causes or could reasonably be expected to cause any condition to consummation of the Merger and the other transactions contemplated by the Merger Agreement and the other Transaction Documents not to be satisfied, (ii) form a "group" (within the meaning of Regulation 13D under the 1934 Act) with any third party (meaning, for this purpose, any Person other than Parent, Merger Subsidiary, the Company, the other Shareholders, or the Persons making the Accepted Superior Proposal) concerning the Company or its securities, or the Merger Agreement or the transactions contemplated thereby, (iii) make or in any way participate in any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission) to vote any voting securities of the Company, or make or propose any shareholder proposal under Rule 14a-8 under the 1934 Act with respect to the Company, or seek to call any special meeting of the shareholders of the Company, (iv) make any proposal for an extraordinary transaction involving the Company (including a dividend, distribution, self-tender, stock buy back, spin-off or split-off) or (v) issue any press release or make any other public statement (including any "white paper" or view with respect to the Company) with respect to the Company, Parent, Merger Subsidiary, the Merger Agreement, any other Transaction Document, the Merger or any other transaction contemplated by the Merger Agreement or the other Transaction Documents, without the prior consent of the Company, except in the case of this clause (v) as may be required by Applicable Law and for any press release or public statement in support of the Merger.

Section 4. Termination. This Support Agreement shall terminate, upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement or the adoption of an Adverse Amendment and (iii) the "End Date" (as such term is defined in the Merger Agreement on the date hereof, and without regard to any amendment or waiver of such term). In the event of termination of this Support Agreement, this Support Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any willful and intentional breach of this Support Agreement occurring prior to such termination and the provisions of this Section 4 and Section 5 shall survive any such termination.

Section 5. General Provisions.

(a) Amendments. This Support Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery), faxed (with confirmation), or sent by email (provided, that such email states that it is a notice delivered pursuant to this Section 5(b)) to Parent or the Company in accordance with Section 11.01 of the Merger Agreement and to a Shareholder at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

(c) <u>Interpretation</u>. The Section headings herein are for convenience of reference only, do not constitute part of this Support Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Support Agreement is made to a Section, such reference shall be to a Section of this Support Agreement unless otherwise indicated. Unless otherwise indicated, whenever the words "include," "includes" or "including" are used in this Support Agreement, they shall be deemed to be followed by the words "without limitation."

(d) <u>Severability</u>. The provisions of this Support Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Support Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Support Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(e) <u>Counterparts</u>. This Support Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(f) <u>Entire Agreement; No Third-Party Beneficiaries</u>. This Support Agreement constitutes the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. This Support Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

(g) <u>Governing Law</u>. This Support Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State (provided, however, that the fiduciary duties of the Board of Directors of the Company, the internal corporate affairs of the Company, and any waiver of dissenters' or appraisal rights with respect to the Merger shall be governed by Oregon Law).

(h)<u>Waiver of Jury Trial</u>. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUPPORT AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY

IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUPPORT AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS SUPPORT AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUPPORT AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(h).

(i) <u>Assignment</u>. No rights or obligations under this Support Agreement may be assigned or delegated by operation of Applicable Law or otherwise. Any purported assignment or delegation in violation of this Support Agreement is void.

(j) <u>Consent to Jurisdiction</u>. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Support Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Court of Chancery of the State of Delaware, New Castle County or, if such court shall not have jurisdiction, any federal court located in the State of Delaware sitting in the county of Wilmington in the state of Delaware, and each of the parties hereto hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 5(b) shall be deemed effective service of process on such party. The parties hereto agree that a final trial court judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; provided, however, that nothing in the foregoing shall restrict any party's rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(k) <u>Specific Performance</u>. The parties hereto agree that irreparable injury would occur if any party fails to perform its obligations under this Support Agreement. Accordingly, each of the parties shall be entitled to specific performance and injunctive and other equitable relief to enforce specifically the performance of the terms and provisions of this Support Agreement in any Delaware court, in addition to any other remedy to which they are entitled at law or in equity, in each case, without posting bond or other security, and without the necessity of proving actual damages.

[Signature Page Follows]

IN WITNESS WHEREOF, each party has duly executed this Support Agreement, all as of the date first written above.

MENTOR GRAPHICS CORPORATION



By _____

Name: DEAN FREED

Title: Vice President,
Secretary & General Counsel

SIEMENS INDUSTRY, INC.



By ______________________

Name: KARL-HEINZ SEIBERT

Title: CORPORATE VICE PRESIDENT

By ______________________

Name: Anton STEIGER

Title: Chief Counsel Corporate M&A

SHAREHOLDERS:

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as
General Partner

By: Braxton Associates, Inc., as
General Partner



By:_____
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By: Elliott International Capital
Advisors Inc.,
as Attorney-in-Fact



By:_____
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL
CAPITAL ADVISORS INC.



By:_____
Name: Elliot Greenberg
Title: Vice President

SCHEDULE A

Shareholder	Subject Shares Company Stock	Company Derivatives
Elliott Associates, L.P.	1,544,000.00	1,316,774.00
Elliott International, L.P.	3,281,000.00	2,798,143.00
Elliott International Capital Advisors Inc.	0	0

Notice

c/o Elliott Associates, L.P.
40 West 57th Street
New York, New York 10019
Attention: Jesse Cohn
Fax: (212) 478-2871
Email: jcohn@elliottmgmt.com

with a copy (which shall not constitute notice to the Shareholders) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
Attention: Maurice M. Lefkort
Fax: (212) 728-8111
Email: mlefkort@willkie.com